

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Ioannis Pipilis
Chief Executive Officer
SVF Investment Corp. 3
1 Circle Star Way
San Carlos CA, 94070

Re: SVF Investment Corp. 3
Amendment No. 2 to Registration Statement on Form S-4
Filed April 22, 2022
File No. 333-262529

Dear Mr. Pipilis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2022 letter.

Amendment No. 2 to Registration Statement filed on Form S-4

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 96

1. Please revise pro forma adjustment K to clarify how you determined that noncontrolling interests qualify for equity classification as indicated in your response to prior comment 7 and comment 23 in your letter dated March 23, 2022.

Symbotic's Management Discussion and Analysis of Financial Condition and Results of Operations, page 189

2. We note your disclosure revisions in response to prior comment 10. Please revise to

quantify the changes in actual headcount between reported periods that contributed to the increase in the various expense line items.

General

3.   Please refer to prior comment 19. Please revise to also disclose the actual exchange ratio of Interim Symbotic Common Units to be issued in exchange for Warehouse Units that results from the formula disclosed.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology